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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 13, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

•	KPN Mobile resists claim Hutchison Whampoa Limited.

Press release

Date June 11, 2003
KPN Mobile resists claim Hutchison Whampoa Limited	Number 035pe

        KPN Mobile N.V. announced today that it considers Hutchison Whampoa Limited to be in material breach of the shareholders agreement (due to its continued support of an invalid funding call, issued by Hutchison 3G UK Holdings Limited ("Hutchison 3G") on March 11, 2003). As a result of this material breach, on May 27, 2003, KPN Mobile served a notice requiring Hutchison Whampoa Limited to buy its shareholding in Hutchison 3G at 140% of the fair price (as it is entitled to do under the shareholders agreement).

        On June 2, 2003, Hutchison Whampoa Limited issued a claim form in the English High Court seeking a declaration that the March 11 funding call was a valid funding call under the shareholders agreement. Hutchison Whampoa Limited also seeks unspecified damages. KPN Mobile will strenuously resist these claims.

        On June 2, 2003, Hutchison Whampoa Limited also served a notice seeking the transfer of (a part of) KPN Mobile's shareholding in Hutchison 3G in return for a cession of a GBP 150 million loan granted by Hutchison Whampoa Limited to Hutchison 3G. KPN Mobile was originally requested to grant such loan to Hutchison 3G under the March 11 funding request.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: June 13, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES